September 13, 2005



Mr. Edward D. Ford
Acting Chief Accounting Officer
International Gemini Technology Inc.
#208 - 828 Harbourside Drive
North Vancouver, British Columbia, Canada V7P 3R9


	Re:	International Gemini Technology Inc.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
		File No. 0-14740


Dear Mr. Ford:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Operating and Financial Review and Prospects, page 8

1. We note your statement that "revenue is insignificant and certainly not material." We further note your disclosure in Note 5 that "A company in which a director has an interest was charged $20,000 (2003: $3,000; 2002: $12,000) for consulting fees during the
year ended December 31, 2004." Please clarify how this represents revenue to the Company and expand your MD&A disclosure to provide the reader with an indication of the type of revenue you have generated during the periods presented.

Controls and Procedures, page 19

2. We note your disclosure that you have not established controls and procedures. Please contact us at your earliest convenience to further discuss this disclosure.

Independent Auditors` Report

3. We note in the fourth paragraph of the Auditors` Report that "The financial statements as at December 31, 2003 and for the years ended
December 31, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation in their report dated February 10, 2004." Please note that you are required to file the separate audit report of the accountant that audited your financial statements in prior years. Refer to Item 17(a) of Form 20-F and amend your filing as appropriate.

Note 2. Significant Accounting Policies, page 5

(e) Revenue recognition, page 6

4. Please revise your accounting policy note for revenue recognition to clearly reflect your current state of operations.

Note 7. Changes in Non-Cash Working Capital Balances Relating to
Operations, page 8

5. Please provide a reconciliation of the change presented in 2004 for Accounts Receivable totaling $(21,311).

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Edward D. Ford
International Gemini Technology Inc.
September 13, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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